Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended June 30, 2016 and Declares Cash Distribution

Monaco, July 28, 2016, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended June 30, 2016.

Quarterly Highlights

•	Declared cash distribution of $0.478 per unit for the second quarter of 2016, 10% higher than the second quarter of 2015.
•	Completed the refinancing of $305.50 million of current debt.
•	Revenue, Profit and EBITDA(1) of $49.64 million, $17.38 million and $35.56 million, 51%, 38% and 51% higher than the second quarter of 2015, respectively.
•	Distributable cash flow of $19.84 million, 41% higher than the second quarter of 2015.
•	Distribution coverage ratio of 1.26x(2).

(1) EBITDA and distributable cash flow are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(2) Distribution coverage ratio represents the ratio of distributable cash flow to the cash distribution declared.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “We are pleased to report another quarter of strong financial results for GasLog Partners. Revenue, EBITDA, and distributable cash flow were in line with our expectations and include the impact of Methane Rita Andrea’s scheduled drydocking. The Partnership has no additional scheduled drydockings until 2018.

For the second quarter, GasLog Partners has declared a cash distribution of $0.478 per unit, which is unchanged from the first quarter of 2016 and represents a 13% compound annual growth rate since the Partnership’s initial public offering. Our cash distribution is supported by stable cash flows from multi-year charters with fixed-fee revenues. We remain committed to paying our distribution, and we have reduced indebtedness by approximately $66 million since our 2015 dropdown transaction to increase our capacity to fund growth.

On July 11, 2016, our general partner sponsor (the “GP sponsor”), GasLog Ltd. (“GasLog”), announced a new seven year time charter with Total Gas & Power Chartering Limited (“Total”) for Hull No. 2801, which is scheduled to be delivered in 2018. GasLog Partners has rights to acquire this vessel pursuant to the omnibus agreement with GasLog, and this successful charter increases the Partnership’s potential dropdown pipeline from twelve to thirteen vessels.

With a growing dropdown pipeline, diverse financing alternatives and a supportive GP sponsor, GasLog Partners remains well positioned to deliver predictable and growing cash distributions to our unitholders.”

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2015	March 31, 2016
Revenues	48,049	49,358	49,636	3%	1%
Profit	15,829	16,191	17,381	10%	7%
EBITDA(2)	33,535	34,457	35,558	6%	3%

(1)	“IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfer of such vessels was accounted for as a reorganization of entities under common control for IFRS. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(2)	EBITDA is a non-GAAP financial measure. For a definition and reconciliation of this measure to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

	Partnership Performance Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	June 30, 2015	March 31, 2016	June 30, 2016	June 30, 2015	March 31, 2016
Revenues	32,943	49,358	49,636	51%	1%
Profit	12,614	16,191	17,381	38%	7%
EBITDA	23,531	34,457	35,558	51%	3%
Distributable cash flow	14,054	18,867	19,837	41%	5%
Cash distributions declared	14,046	15,712	15,712	12%	—

(1)	“Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfer of the vessel owning entities by GasLog to the Partnership represented a reorganization of entities under common control and the Partnership’s policy is to reflect such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibits II and III at the end of this press release.

The year-on-year increases in the Partnership Performance Results in the second quarter are mainly attributable to the additional vessel operating days in our fleet resulting from the acquisition of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on July 1, 2015 from GasLog.

The Partnership Performance Results reported in the first and second quarters of 2016 are the same as the IFRS Common Control Reported Results for the respective periods since there were no vessel acquisitions from GasLog during the last two quarters, which would have resulted in retrospective adjustment of the historical financial statements.

Cash Distribution

On July 27, 2016, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.478 per unit for the quarter ended June 30, 2016. The cash distribution is payable on August 12, 2016, to all unitholders of record as of August 8, 2016.

Liquidity and Financing

As of June 30, 2016, we had $59.70 million of cash and cash equivalents, of which $44.70 million is held in current accounts and $15.0 million is held in time deposits.

As of June 30, 2016, we had an aggregate of $727.99 million of indebtedness outstanding under our credit facilities. An amount of $45.57 million of outstanding debt is repayable within one year, including $5.0 million outstanding under the Partnership’s revolving credit facility with GasLog.

On April 5, 2016, $216.86 million and $89.87 million under the senior and junior tranche, respectively, of the credit agreements that the Partnership and GasLog entered into on February 18, 2016, were drawn by the Partnership to refinance $305.50 million of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. The amounts drawn under the senior tranche facility shall be repaid in 20 quarterly equal installments commencing three months after the drawdown date. The amounts drawn under the junior tranche facility shall be repaid in full 24 months after the drawdown date. Amounts drawn bear interest at LIBOR plus a margin (variable margin for the junior tranche).

As of June 30, 2016, our current assets totaled $67.62 million and current liabilities totaled $72.49 million, resulting in a negative working capital position of $4.87 million. Current liabilities include $17.37 million of time charter hires received in advance that are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

We anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Depending on market conditions, we may use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. We expect over time to economically hedge a material proportion of our exposure to interest rate fluctuations by entering into new interest rate swap contracts. As of June 30, 2016, the Partnership had no interest rate swaps.

LNG Market Update and Outlook

Our demand outlook for LNG carriers with long-term charters remains positive. On July 11, 2016, GasLog announced a new seven-year time charter with Total at a rate that is consistent with GasLog’s long-term charter rates, demonstrating the resilience of long-term rates against the volatility of the shorter-term market. We continue to see a number of tenders for multi-year charters for vessels, which will be used to transport volumes from new liquefaction facilities coming online over the coming years.

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In the second quarter, there were several announcements highlighting the ongoing demand for LNG carriers. In May, PETRONAS’ floating liquefied natural gas (“FLNG”) facility was delivered for operation in Malaysia. The facility is the first of a number of FLNG projects that are scheduled to come online in the next few years. In June, Kinder Morgan received Federal Energy Regulatory Commission (“FERC”) approval for its Elba Island project (“Elba Island”). The 2.5 million tonnes per annum (“mtpa”) project is expected to come online in 2018 and is supported by a 20-year contract with Shell for 100% of the liquefaction capacity. Elba Island is one of several liquefaction projects that has not taken final investment decision (“FID”), but continues to make progress in the current commodity price environment. The expanded Panama Canal also was completed in June 2016 and has seen a number of vessel transits. The opening of the expanded canal, which accommodates larger vessels including LNG carriers, should stimulate increased LNG trading activity between the Pacific and Atlantic basins due to greater destination optionality. On July 25, 2016, the first ever LNG carrier transit went through the expanded Panama Canal as the Maran Gas Apollonia, which is on charter to Shell, entered the locks on the Atlantic side carrying a cargo from the US Gulf Coast to Asia. Three more LNG transits have been booked in the next month.

New liquefaction projects representing approximately 140 million tonnes per annum of capacity have taken FID and are scheduled to come online between now and 2020. On the demand side, there have been sizeable year-on-year increases in import volumes from many new and existing nations looking to take advantage of low cost LNG. For example, for the six months to June 30, 2016, China and India have imported 29% and 45% more LNG, respectively, versus the same period in 2015. New importers such as Jordan, Egypt, Pakistan, and Lithuania have seen imports rise significantly in 2016 through the use of floating storage re-gasification units (“FSRUs”), which are typically quicker to market and offer greater flexibility than land-based terminals. We expect FSRUs to create additional demand in both new and existing markets for the new LNG coming online.

In the shorter term market, spot market rates through 2016 have plateaued around multi-year lows. Whilst it is too early to predict a sustained increase in the spot market, there has been a marked uptick in spot charter terms in recent weeks, with slightly improved freight rates and the ability to achieve round-trip economics on a more frequent basis.

Conference Call

GasLog Partners will host a conference call to discuss its results for the second quarter of 2016 at 8:30 a.m. EDT (13:30 p.m. BST) on Thursday, July 28, 2016. Andrew Orekar, Chief Executive Officer, and Simon Crowe, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 537 5839 (USA)
+44(0) 20 3107 0289 (London)
+33(0) 1 70 80 71 53 (Paris)
Passcode: 42013675

A live webcast of the conference call will also be available on the investor relations page of the Partnership’s website at: http://www.gaslogmlp.com/investor-relations

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EDT (7:00 p.m. BST) on Thursday, July 28, 2016 until 11:59 p.m. EDT (4:59 a.m. BST) on Thursday, August 4, 2016.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)
+44(0) 20 3107 0235 (London)
+33(0) 1 70 80 71 79 (Paris)
Replay passcode: 42013675

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners’ fleet consists of eight LNG carriers with an average carrying capacity of 148,750 cbm, each of which has a multi-year time charter. GasLog Partners’ executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

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Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;
•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to purchase vessels from GasLog in the future;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into upon consummation of our initial public offering and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	our business strategy and other plans and objectives for future operations;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 12, 2016, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Simon Crowe
Chief Financial Officer
Phone: +44-203-388-3108

Jamie Buckland
Head of Investor Relations
Phone: +44-203-388-3116
Email: ir@gaslogltd.com

Samaan Aziz

Investor Relations Manager

Phone: +1 212 223 0643

Email: ir@gaslogltd.com

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EXHIBIT I – Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position
As of December 31, 2015 and June 30, 2016
(All amounts expressed in U.S. Dollars)

	December 31, 2015	June 30, 2016
Assets
Non-current assets
Deferred financing costs	74,442	—
Other non-current assets	2,002,324	1,529,048
Vessels	1,274,733,866	1,257,733,557
Total non-current assets	1,276,810,632	1,259,262,605
Current assets
Trade and other receivables	5,098,123	3,447,620
Inventories	1,633,572	1,899,465
Due from related parties	2,885,676	1,918,404
Prepayments and other current assets	339,813	653,631
Cash and cash equivalents	60,402,105	59,703,533
Total current assets	70,359,289	67,622,653
Total assets	1,347,169,921	1,326,885,258
Partners’ equity and liabilities
Partners’ equity
Common unitholders (21,822,358 units issued and outstanding as of December 31, 2015 and June 30, 2016)	507,432,951	508,620,856
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2015 and June 30, 2016)	59,785,646	60,320,328
General partner (645,811 units issued and outstanding as of December 31, 2015 and June 30, 2016)	8,841,527	8,887,463
Incentive distribution rights	2,116,965	2,645,224
Total partners’ equity	578,177,089	580,473,871
Current liabilities
Trade accounts payable	2,398,370	2,480,059
Due to related parties	137,267	763,376
Other payables and accruals	24,784,352	26,292,647
Borrowings – current portion	325,767,736	42,952,429
Total current liabilities	353,087,725	72,488,511
Non-current liabilities
Borrowings – non-current portion	415,722,907	673,820,750
Other non-current liabilities	182,200	102,126
Total non-current liabilities	415,905,107	673,922,876
Total partners’ equity and liabilities	1,347,169,921	1,326,885,258
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Unaudited condensed consolidated statements of profit or loss
For the three and six months ended June 30, 2015 and June 30, 2016
(All amounts expressed in U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016
Revenues	48,048,706	49,635,519	96,282,978	98,993,781
Vessel operating costs	(11,151,546)	(10,417,605)	(22,097,935)	(21,811,946)
Voyage expenses and commissions	(681,573)	(776,327)	(1,390,609)	(1,490,577)
Depreciation	(10,932,778)	(10,948,845)	(21,998,437)	(22,052,205)
General and administrative expenses	(2,679,855)	(2,883,252)	(4,906,963)	(5,675,732)
Profit from operations	22,602,954	24,609,490	45,889,034	47,963,321
Financial costs	(6,782,068)	(7,251,980)	(13,393,274)	(14,433,142)
Financial income	8,355	23,967	19,180	42,379
Total other expenses, net	(6,773,713)	(7,228,013)	(13,374,094)	(14,390,763)
Profit for the period	15,829,241	17,381,477	32,514,940	33,572,558
Less:
Profit attributable to GasLog’s operations	(3,215,174)	—	(7,003,443)	—
Profit attributable to Partnership’s operations	12,614,067	17,381,477	25,511,497	33,572,558
Partnership’s profit attributable to:
Common units	8,524,751	11,294,720	18,143,360	21,973,763
Subordinated units	3,837,035	5,083,813	6,857,907	9,890,506
General partner units	252,281	347,630	510,230	671,452
Incentive distribution rights	—	655,314	—	1,036,837

Earnings per unit for the period, basic and diluted:
Common unit	0.58	0.52	1.25	1.01
Subordinated unit	0.39	0.52	0.70	1.01
General partner unit	0.51	0.54	1.03	1.04
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Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2015 and June 30, 2016

(All amounts expressed in U.S. Dollars)

	For the six months ended
	June 30, 2015	June 30, 2016
Cash flows from operating activities:
Profit for the period	32,514,940	33,572,558
Adjustments for:
Depreciation	21,998,437	22,052,205
Financial costs	13,393,274	14,433,142
Financial income	(19,180)	(42,379)
Recognition of share-based compensation	67,400	203,885
	67,954,871	70,219,411
Movements in working capital	(9,575,909)	2,490,418
Cash provided by operations	58,378,962	72,709,829
Interest paid	(10,521,167)	(11,114,009)
Net cash provided by operating activities	47,857,795	61,595,820
Cash flows from investing activities:
Short-term deposits with related party	(6,078,750)	—
Payments for vessels’ additions	(14,371)	(4,379,580)
Financial income received	25,633	28,866
Purchase of short-term investments	(4,000,000)	—
Maturity of short-term investments	25,700,000	—
Net cash provided by/(used in) investing activities	15,632,512	(4,350,714)
Cash flows from financing activities:
Borrowings drawdowns	—	306,739,780
Borrowings repayments	(11,250,000)	(326,750,000)
Payment of loan issuance costs	(737,154)	(6,483,735)
Proceeds from public offering and issuance of general partner units, net of underwriters’ discount	176,533,158	—
Payment of offering costs	(347,836)	(26,393)
Distributions paid	(21,434,451)	(31,423,330)
Dividend due to GasLog before vessels’ drop-down	(7,850,000)	—
Net cash provided by/(used in) financing activities	134,913,717	(57,943,678)
Increase/(decrease) in cash and cash equivalents	198,404,024	(698,572)
Cash and cash equivalents, beginning of the period	47,241,742	60,402,105
Cash and cash equivalents, end of the period	245,645,766	59,703,533
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EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

Our Partnership Performance Results for the three months ended June 30, 2015 presented below are non-GAAP measures and exclude amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control under IFRS, GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as a reorganization of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended June 30, 2015
(All amounts expressed in U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	15,105,935	32,942,771	48,048,706
Vessel operating costs	(4,316,475)	(6,835,071)	(11,151,546)
Voyage expenses and commissions	(417,757)	(263,816)	(681,573)
Depreciation	(4,037,656)	(6,895,122)	(10,932,778)
General and administrative expenses	(366,873)	(2,312,982)	(2,679,855)
Profit from operations	5,967,174	16,635,780	22,602,954
Financial costs	(2,752,000)	(4,030,068)	(6,782,068)
Financial income	—	8,355	8,355
Total other expenses, net	(2,752,000)	(4,021,713)	(6,773,713)
Profit for the period	3,215,174	12,614,067	15,829,241

Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended March 31, 2016 and June 30, 2016 are fully attributable to the Partnership. The Partnership Performance Results reported in the first and second quarters of 2016 are the same as the IFRS Common Control Reported Results for the respective periods since there were no vessel acquisitions from GasLog during the last two quarters, which would have resulted in retrospective adjustment of the historical financial statements.

	For the three months ended March 31, 2016
(All amounts expressed in U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	49,358,262	49,358,262
Vessel operating costs	—	(11,394,341)	(11,394,341)
Voyage expenses and commissions	—	(714,250)	(714,250)
Depreciation	—	(11,103,360)	(11,103,360)
General and administrative expenses	—	(2,792,480)	(2,792,480)
Profit from operations	—	23,353,831	23,353,831
Financial costs	—	(7,181,162)	(7,181,162)
Financial income	—	18,412	18,412
Total other expenses, net	—	(7,162,750)	(7,162,750)
Profit for the period	—	16,191,081	16,191,081
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	For the three months ended June 30, 2016
(All amounts expressed in U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	49,635,519	49,635,519
Vessel operating costs	—	(10,417,605)	(10,417,605)
Voyage expenses and commissions	—	(776,327)	(776,327)
Depreciation	—	(10,948,845)	(10,948,845)
General and administrative expenses	—	(2,883,252)	(2,883,252)
Profit from operations	—	24,609,490	24,609,490
Financial costs	—	(7,251,980)	(7,251,980)
Financial income	—	23,967	23,967
Total other expenses, net	—	(7,228,013)	(7,228,013)
Profit for the period	—	17,381,477	17,381,477
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EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, taxes, depreciation and amortization. EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or as a substitute for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that it does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

EBITDA is presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog.

Certain numerical figures included in this press release have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

Reconciliation of EBITDA to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended
	IFRS Common Control Reported Results
	June 30, 2015	March 31, 2016	June 30, 2016
Profit for the period	15,829,241	16,191,081	17,381,477
Depreciation	10,932,778	11,103,360	10,948,845
Financial costs	6,782,068	7,181,162	7,251,980
Financial income	(8,355)	(18,412)	(23,967)
EBITDA	33,535,732	34,457,191	35,558,335

	For the three months ended
	Partnership Performance Results
	June 30, 2015(1)	March 31, 2016(2)	June 30, 2016(2)
Profit for the period	12,614,067	16,191,081	17,381,477
Depreciation	6,895,122	11,103,360	10,948,845
Financial costs	4,030,068	7,181,162	7,251,980
Financial income	(8,355)	(18,412)	(23,967)
EBITDA	23,530,902	34,457,191	35,558,335

Distributable Cash Flow

Distributable cash flow with respect to any quarter means EBITDA, as defined above for the Partnership Performance Results, after considering financial costs for the period, excluding amortization of loan fees, estimated drydocking and replacement capital reserves established by the Partnership. Estimated drydocking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to profit or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

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Reconciliation of Distributable Cash Flow to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended
	June 30, 2015(1)	March 31, 2016(2)	June 30, 2016(2)
Partnership’s profit for the period	12,614,067	16,191,081	17,381,477
Depreciation	6,895,122	11,103,360	10,948,845
Financial costs	4,030,068	7,181,162	7,251,980
Financial income	(8,355)	(18,412)	(23,967)
EBITDA	23,530,902	34,457,191	35,558,335
Financial costs excluding amortization of loan fees	(3,637,833)	(6,191,114)	(6,322,306)
Drydocking capital reserve	(1,499,068)	(2,168,375)	(2,168,375)
Replacement capital reserve	(4,340,466)	(7,230,229)	(7,230,229)
Distributable cash flow	14,053,535	18,867,473	19,837,425
Other reserves(3)	(7,251)	(3,155,808)	(4,125,760)
Cash distribution declared	14,046,284	15,711,665	15,711,665

(1) Excludes amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control under IFRS, GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(2) Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended March 31, 2016 and June 30, 2016 are fully attributable to the Partnership. The Partnership Performance Results reported in the first and second quarters of 2016 are the same as the IFRS Common Control Reported Results for the respective periods since there were no vessel acquisitions from GasLog during the last two quarters, which would have resulted in retrospective adjustment of the historical financial statements.

(3) Refers to reserves (other than the drydocking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries). For the three months ended June 30, 2015 and March 31, 2016, the other reserves amounts above have been reduced by $57,587 and $141,165, respectively, of foreign exchange losses. For those periods, distributable cash flow as reported had been adjusted to exclude the potentially disparate impact between periods of foreign exchange gains/losses.

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